SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             BKF Capital Group Inc.
                                (Name of Issuer)

                          Common Stock, Par Value $1.00
                         (Title of Class of Securities)

                                    05548G102
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 5, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                 Amendment No. 2

CUSIP No.  05548G102

1  NAME OF REPORTING PERSON
     High River Limited Partnership

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
     WC and OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     498,820

8  SHARED VOTING POWER
     0

9  SOLE DISPOSITIVE POWER
     498,820

10 SHARED DISPOSITIVE POWER
     0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     498,820

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.26%

14 TYPE OF REPORTING PERSON
     PN

                                  SCHEDULE 13D
                                 Amendment No. 2

CUSIP No.  05548G102

1  NAME OF REPORTING PERSON
     Hopper Investments LLC

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     498,820

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     498,820

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     498,820

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.26%

14 TYPE OF REPORTING PERSON
     OO

                                  SCHEDULE 13D
                                 Amendment No. 2

CUSIP No.  05548G102

1  NAME OF REPORTING PERSON
     Barberry Corp.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     498,820

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     498,820

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     498,820

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.26%

14 TYPE OF REPORTING PERSON
     CO

                                  SCHEDULE 13D
                                 Amendment No. 2

CUSIP No. 05548G102

1  NAME OF REPORTING PERSON
     Icahn Partners Master Fund LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
     WC and OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     389,357

8  SHARED VOTING POWER
     0

9  SOLE DISPOSITIVE POWER
     389,357

10 SHARED DISPOSITIVE POWER
     0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     389,357

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.88%

14 TYPE OF REPORTING PERSON
     PN

                                  SCHEDULE 13D
                                 Amendment No. 2

CUSIP No. 05548G102

1  NAME OF REPORTING PERSON
     Icahn Offshore LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     389,357

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     389,357

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     389,357

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.88%

14 TYPE OF REPORTING PERSON
     PN

                                  SCHEDULE 13D
                                 Amendment No. 2

CUSIP No.  05548G102

1  NAME OF REPORTING PERSON
     Icahn Partners LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
     WC and OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     305,923

8  SHARED VOTING POWER
     0

9  SOLE DISPOSITIVE POWER
     305,923

10 SHARED DISPOSITIVE POWER
     0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     305,923

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.84%

14 TYPE OF REPORTING PERSON
     PN

                                  SCHEDULE 13D
                                 Amendment No. 2

CUSIP No.  05548G102

1  NAME OF REPORTING PERSON
     Icahn Onshore LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     305,923

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     305,923

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     305,923

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.84%

14 TYPE OF REPORTING PERSON
     PN

                                  SCHEDULE 13D
                                 Amendment No. 2

CUSIP No. 05548G102

1  NAME OF REPORTING PERSON
     Icahn Capital LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     695,280

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     695,280

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     695,280

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.72%

14 TYPE OF REPORTING PERSON
     PN

                                  SCHEDULE 13D
                                 Amendment No. 2

CUSIP No.  05548G102

1  NAME OF REPORTING PERSON
     IPH GP LLC

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     695,280

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     695,280

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     695,280

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.72%

14 TYPE OF REPORTING PERSON
     OO

                                  SCHEDULE 13D
                                 Amendment No. 2

CUSIP No.  05548G102

1  NAME OF REPORTING PERSON
     Icahn Enterprises Holdings L.P.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     695,280

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     695,280

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     695,280

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.72%

14 TYPE OF REPORTING PERSON
     PN

                                  SCHEDULE 13D
                                 Amendment No. 2

CUSIP No.  05548G102

1  NAME OF REPORTING PERSON
     Icahn Enterprises G.P. Inc.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
     WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     695,280

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     695,280

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     695,280

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.72%

14 TYPE OF REPORTING PERSON
     CO

                                  SCHEDULE 13D
                                 Amendment No. 2

CUSIP No.  05548G102

1  NAME OF REPORTING PERSON
     Beckton Corp.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     695,280

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     695,280

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     695,280

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.72%

14 TYPE OF REPORTING PERSON
     CO

                                  SCHEDULE 13D
                                 Amendment No. 2

CUSIP No.  05548G102

1  NAME OF REPORTING PERSON
     Carl C. Icahn

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     1,194,100

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     1,194,100

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,194,100

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.98%

14 TYPE OF REPORTING PERSON
     IN

                                  SCHEDULE 13D
                                 Amendment No. 2

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission on October 31, 2005 by the Reporting Persons (the "Initial 13D"), as amended by the Amendment No. 1 to the Initial 13D, filed on January 24, 2006, (the "Amendment", and together with the Initial 13D, the "Schedule 13D"), with respect to the shares of Common Stock, par value $1.00 (the "Shares"), issued by BKF Capital Group, Inc. (the "Issuer"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. The address of the principal executive offices of the Issuer is One Rockefeller Plaza, New York, NY 10020.

Item 2. Identity and Background

     Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     The persons filing this statement are High River Limited Partnership ("High River"), Hopper Investments LLC ("Hopper"), Barberry Corp. ("Barberry"), Icahn Partners Master Fund LP ("Icahn Master"), Icahn Offshore LP ("Icahn Offshore"), Icahn Partners LP ("Icahn Partners"), Icahn Onshore LP ("Icahn Onshore"), Icahn Capital LP ("Icahn Capital"), IPH GP LLC ("IPH"), Icahn Enterprises Holdings L.P. ("Icahn Enterprises Holdings"), Icahn Enterprises G.P. Inc. ("Icahn Enterprises GP"), Beckton Corp. ("Beckton"), and Carl C. Icahn (collectively, the "Reporting Persons").

     The principal business address of each of (i) High River, Hopper, Barberry, Icahn Offshore, Icahn Partners, Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP and Beckton is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601, (ii) Icahn Master is c/o Walkers SPV Limited, P.O. Box 908GT, 87 Mary Street, George Town, Grand Cayman, Cayman Islands, and (iii) Mr. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, NY 10153.

     Barberry is the sole member of Hopper, which is the general partner of High River. Icahn Offshore is the general partner of Icahn Master. Icahn Onshore is the general partner of Icahn Partners. Icahn Capital is the general partner of each of Icahn Offshore and Icahn Onshore. Icahn Enterprises Holdings is the sole member of IPH, which is the general partner of Icahn Capital. Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings. Carl C. Icahn is the sole stockholder of each of Barberry and Beckton. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons. In addition, Mr. Icahn is the indirect holder of approximately 91% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P. ("Icahn Enterprises"). Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings.

     Each of High River and Barberry is primarily engaged in the business of investing in securities. Hopper is primarily engaged in the business of serving as the general partner of High River. Each of Icahn Master and Icahn Partners is primarily engaged in the business of investing in securities. Icahn Offshore is primarily engaged in the business of serving as the general partner of Icahn Master. Icahn Onshore is primarily engaged in the business of serving as the general partner of Icahn Partners. Icahn Capital is primarily engaged in the business of serving as the general partner of each of Icahn Offshore and Icahn Onshore. IPH is primarily engaged in the business of serving as the general partner of Icahn Capital. Icahn Enterprises Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises and Icahn Enterprises Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP.

     Carl C. Icahn's  present  principal  occupation or employment is serving as
(i) Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises, through which Mr. Icahn manages various private investment funds, including Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises, a New York Stock Exchange listed diversified holding company engaged in a variety of businesses, including investment management, metals, real estate and home fashion, and (iii) Chairman of the Board and a director of Starfire Holding Corporation ("Starfire"), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire's subsidiaries.

     The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

     None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 4. Purpose of Transaction

     Item 4 is hereby amended to add the following:

     Following the resignation of Keith Meister from Issuer's Board of Directors, Reporting Persons suggested that Issuer should consider David Schechter to replace Keith Meister and thereafter Issuer added Mr. Schechter to its Board of Directors.

Item 5. Interest in Securities of the Issuer

     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 1,194,100 Shares, representing approximately 14.98% of the Issuer's outstanding Shares (based upon the 7,973,216 Shares stated to be outstanding by the Issuer in the Issuer's 10-Q, filed with the Securities and Exchange Commission on November 13, 2007).

     (b) High River has sole voting power and sole dispositive power with regard to 498,820 Shares. Each of Hopper, Barberry and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 389,357 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 305,923 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

     Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Master directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

     (c) None.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     Item 7. Material to be Filed as Exhibits

     Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     1    Amended and Restated Joint Filing Agreement of the Reporting Persons

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2008

HIGH RIVER LIMITED PARTNERSHIP
         By: Hopper Investments LLC, general partner
         By: Barberry Corp., sole member

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

HOPPER INVESTMENTS LLC
         By: Barberry Corp., sole member

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

BARBERRY CORP.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

    [Signature Page of Schedule 13D Amendment No. 2 - BKF Capital Group Inc.]

ICAHN OFFSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN ONSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN CAPITAL LP
         By: IPH GP LLC, its general partner
         By: Icahn Enterprises Holdings L.P., its sole member
         By: Icahn Enterprises G.P. Inc., its general partner

         By:  /s/ Peter K. Shea
              -----------------
              Name: Peter K. Shea
              Title: President

IPH GP LLC
         By: Icahn Enterprises Holdings L.P., its sole member
         By: Icahn Enterprises G.P. Inc., its general partner

         By:  /s/ Peter K. Shea
              -----------------
              Name: Peter K. Shea
              Title: President

ICAHN ENTERPRISES HOLDINGS L.P.
         By: Icahn Enterprises G.P. Inc., its general partner

         By:  /s/ Peter K. Shea
              -----------------
              Name: Peter K. Shea
              Title: President


    [Signature Page of Schedule 13D Amendment No. 2 - BKF Capital Group Inc.]

ICAHN ENTERPRISES G.P. INC.

By:  /s/ Peter K. Shea
     -----------------
     Name: Peter K. Shea
     Title: President

BECKTON CORP.

By:  /s/ Edward E. Mattner
     ---------------------
     Name: Edward E. Mattner
     Title: Authorized Signatory

    [Signature Page of Schedule 13D Amendment No. 2 - BKF Capital Group Inc.]

/s/ Carl C. Icahn
-----------------
CARL C. ICAHN







    [Signature Page of Schedule 13D Amendment No. 2 - BKF Capital Group Inc.]

                                                                       EXHIBIT 1
                                                                       ---------

                              AMENDED AND RESTATED
                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of BKF Capital Group Inc. and further agree that this Amended and Restated Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 6th day of February, 2008.

HIGH RIVER LIMITED PARTNERSHIP
         By: Hopper Investments LLC, general partner
         By: Barberry Corp., sole member

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

HOPPER INVESTMENTS LLC
         By: Barberry Corp., sole member

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

BARBERRY CORP.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


ICAHN OFFSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


                 [Signature Page of Schedule 13D Amendment No. 2
                Joint Filing Agreement - BKF Capital Group Inc.]

ICAHN PARTNERS LP


         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN ONSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN CAPITAL LP
         By: IPH GP LLC, its general partner
         By: Icahn Enterprises Holdings L.P., its sole member
         By: Icahn Enterprises G.P. Inc., its general partner

         By:  /s/ Peter K. Shea
              -----------------
              Name: Peter K. Shea
              Title: President

IPH GP LLC
         By: Icahn Enterprises Holdings L.P., its sole member
         By: Icahn Enterprises G.P. Inc., its general partner

         By:  /s/ Peter K. Shea
              -----------------
              Name: Peter K. Shea
              Title: President

ICAHN ENTERPRISES HOLDINGS L.P.
         By: Icahn Enterprises G.P. Inc., its general partner

         By:  /s/ Peter K. Shea
              -----------------
              Name: Peter K. Shea
              Title: President


                 [Signature Page of Schedule 13D Amendment No. 2
                Joint Filing Agreement - BKF Capital Group Inc.]

ICAHN ENTERPRISES G.P. INC.

By:  /s/ Peter K. Shea
     -----------------
     Name: Peter K. Shea
     Title: President

BECKTON CORP.

By:  /s/ Edward E. Mattner
     ---------------------
     Name: Edward E. Mattner
     Title: Authorized Signatory





                 [Signature Page of Schedule 13D Amendment No. 2
                Joint Filing Agreement - BKF Capital Group Inc.]

/s/ Carl C. Icahn
-----------------
CARL C. ICAHN





                 [Signature Page of Schedule 13D Amendment No. 2
                Joint Filing Agreement - BKF Capital Group Inc.]

                                   SCHEDULE A

            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

     The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. Except for the 656 shares previously disclosed as owned by Keith Meister, none of the directors or executive officers of the Reporting Persons own any Shares.

HIGH RIVER LIMITED PARTNERSHIP
Name                                Position
----                                --------
Hopper Investments LLC              General Partner


HOPPER INVESTMENTS LLC
Name                                Position
----                                --------
Barberry Corp.                      Sole Member


BARBERRY CORP.
Name                                Position
----                                --------
Carl C. Icahn                       Chairman of the Board; President
Jordan Bleznick                     Vice President/Taxes
Edward E. Mattner                   Vice President; Authorized Signatory
Gail Golden                         Vice President; Authorized Signatory
Vincent J. Intrieri                 Vice President; Authorized Signatory
Keith Cozza                         Secretary; Treasurer
Irene March                         Authorized Signatory


ICAHN PARTNERS MASTER FUND LP
Name                                Position
----                                --------
Icahn Offshore LP                   General Partner

ICAHN PARTNERS LP
Name                                Position
----                                --------
Icahn Onshore LP                    General Partner


ICAHN ONSHORE LP
ICAHN OFFSHORE LP
Name                                Position
----                                --------
Icahn Capital LP                    General Partner


ICAHN CAPITAL LP
Name                                Position
----                                --------
IPH GP LLC                          General Partner


IPH GP LLC
Name                                Position
----                                --------
Icahn Enterprises Holdings L.P.     Sole Member


ICAHN ENTERPRISES HOLDINGS L.P.
Name                                Position
----                                --------
Icahn Enterprises G.P. Inc.         General Partner

ICAHN ENTERPRISES G.P. INC.
Name                                Position
----                                --------
Carl C. Icahn                       Chairman
Keith A. Meister                    Vice Chairman; Principal Executive Officer
William A. Leidesdorf               Director
Jack G. Wasserman                   Director
James L. Nelson                     Director
Vincent J. Intrieri                 Director
Peter K. Shea                       President
Andrew Skobe                        Interim Chief Financial Officer; Treasurer
John P. Saldarelli                  Vice President; Secretary
Felicia P. Buebel                   Assistant Secretary


BECKTON CORP.
Name                                Position
----                                --------
Carl C. Icahn                       Chairman of the Board; President
Jordan Bleznick                     Vice President/Taxes
Edward E. Mattner                   Authorized Signatory
Keith Cozza                         Secretary; Treasurer